UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Data Domain, Inc.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
23767P109
(CUSIP Number)

Daniel J. Warmenhoven Chief Executive Director and Director NetApp, Inc. 495 East Java Drive Sunnyvale, California 94089 (408) 822-6000	Steven E. Bochner, Esq. Michael S. Ringler, Esq. Nathaniel P. Gallon, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 3, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: NetApp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,303,018 shares of common stock[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,303,018 shares of common stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ (See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.8% of common stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by the directors and officers of the issuer and their affiliates, including all restricted stock and shares issuable upon options and restricted stock units as if fully vested, each of whom entered into a Voting Agreement dated as of May 20, 2009 (each, a “Voting Agreement” and together, the “Voting Agreements”) with NetApp, Inc. (“NetApp”), obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the issuer by NetApp pursuant to the Merger Agreement (as defined in Item 3 below) and related matters, and with respect to which such persons granted certain representatives of NetApp a proxy (each, a “Proxy” and together, “Proxies”), granting such NetApp representatives the right to vote on each such person’s behalf in favor of such matters. For more information regarding the securities holdings of the persons referenced above in the issuer, please see Schedule B (attached hereto). NetApp expressly disclaims beneficial ownership of any of the shares of the issuer’s stock subject to the Voting Agreements and the Proxies.
2 Based on 61,284,046 shares of the issuer’s common stock outstanding as of April 30, 2009, as reported by the issuer on its most recent Form 10-Q as filed on May 8, 2009. If restricted stock and shares issuable upon options and restricted stock units are excluded, the aggregate number of outstanding shares of the issuer’s common stock subject to the Voting Agreements is 13,424,724 or approximately 22% of the issued and outstanding shares of the issuer’s common stock based on the number of shares outstanding as of April 30, 2009.

Item 1. Security and Issuer.
The class of equity securities to which this statement relates is the Common Stock, par value $0.0001 per share, of Data Domain, Inc., a Delaware corporation (“Data Domain”). The principal executive offices of Data Domain are located at 2421 Mission College Boulevard, Santa Clara, California 95054.
Item 2. Identity and Background.
(a) The name of the corporation filing this statement is NetApp, Inc., a Delaware corporation (“NetApp”).
(b) The address of NetApp’s principal office is 495 East Java Drive, Sunnyvale, California 94089.
(c) NetApp is a leading provider of storage and data management solutions.
(d) Neither NetApp nor, to NetApp’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) During the last five years neither NetApp nor, to NetApp’s knowledge, any person named on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) To NetApp’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States. Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NetApp as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
Data Domain entered into an Agreement and Plan of Merger, dated as of May 20, 2009 as amended by the Amendment (as defined below), a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with NetApp, Kentucky Merger Sub One Corporation, a Delaware corporation and a wholly owned subsidiary of NetApp (“Merger Sub One”), and Derby Merger Sub Two LLC, a Delaware limited liability company and a wholly owned subsidiary of NetApp (“Merger Sub Two”), that provides for the acquisition of Data Domain by NetApp by means of a merger of Merger Sub One with and into Data Domain (the “First Step Merger”), with Data Domain as the interim surviving corporation, immediately followed by a merger of Data Domain, as the interim surviving corporation, with and into Merger Sub Two (the “Second Step Merger” and, together with the First Step Merger, the “Merger”), with Merger Sub Two as the final surviving corporation. As a result of the Merger, Data Domain would become a wholly owned subsidiary of NetApp. As an inducement for NetApp to enter into the Merger Agreement and in consideration thereof, the directors and officers of Data Domain, and their affiliates, identified on Schedule B (collectively, the “Securityholders”), each entered into separate Voting Agreements with NetApp, dated as of May 20, 2009, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4 below, whereby, subject to the terms of each such voting agreement, the Securityholders that are parties thereto agreed, among other things, that at every meeting of Data Domain’s stockholders called, such stockholder shall vote the shares then held by it, among other things, in favor of the adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of these Securityholders also granted certain representatives of NetApp an irrevocable proxy granting such NetApp representatives the right to vote such shares in favor of such matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”).
On June 3, 2009, NetApp, Data Domain, Merger Sub One and Merger Sub Two entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Under the revised terms, the aggregate merger consideration payable by NetApp to the Data Domain stockholders in connection with the Merger (as defined in the Merger Agreement) has been increased from $25 per share to $30 per share, as described below.
References to, and descriptions of, the Merger, the Merger Agreement, the Voting Agreements and the Amendment throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D, the Voting Agreements included as Exhibit 2 to this Schedule 13D and the Amendment included as Exhibit 3 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where, such references and descriptions appear.

If the Merger is consummated, NetApp will use its cash and common stock to pay the merger consideration as described in Item 4 below.
Item 4. Purpose of Transaction.
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Data Domain by NetApp pursuant to the terms of the Merger Agreement. To induce NetApp to enter into the Merger Agreement, each of the Securityholders party thereto entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the Merger.
Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:
•	Each share of Data Domain common stock issued and outstanding immediately prior to the effective time of the Merger, including vested shares of restricted stock, will be converted into the right to receive a cash amount (less any applicable withholding) of $16.45, without interest plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to the exchange ratio, which exchange ratio shall be equal to (i) 0.7783 shares of NetApp common stock if the closing average (as defined in the Merger Agreement) is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the Closing Average is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the Closing Average, if the Closing Average is (A) less than or equal to $21.47 and (B) greater than or equal to $17.41.

•	Each of the vested and unvested options to purchase shares of Data Domain common stock that are outstanding at the effective time of the Merger will be assumed by NetApp, and, at the effective time of the Merger, be converted into the right to receive options to purchase shares of NetApp common stock, and will otherwise be subject to the terms and conditions of such awards prior to the completion of the Merger, including vesting and exercisability.

•	Each of Data Domain’s restricted stock units outstanding at the effective time of the Merger will be converted by NetApp into a restricted stock unit representing the right to receive merger consideration payable for shares underlying each assumed restricted stock unit. The assumed restricted stock units will otherwise be subject to the same terms and conditions, including vesting restrictions, applicable to such Data Domain restricted stock units prior to the effective time.

•	Each of Data Domain’s unvested shares of restricted stock outstanding at the effective time of the Merger will be converted by NetApp into the right to receive merger consideration payable for such shares. The merger consideration payable for such unvested shares of restricted stock will be subject to the same terms and conditions, including vesting restrictions, applicable to such shares of Data Domain restricted stock prior to the effective time.
By executing the Voting Agreements, the Securityholders party thereto have (i) agreed to vote all of the shares of Data Domain common stock currently beneficially owned by them or acquired prior to the expiration of the relevant Voting Agreement, including by means of exercise of stock options or vesting of restricted stock units or shares of unvested common stock, in favor of the adoption of the Merger Agreement and any other action contemplated by the Merger Agreement and any action required in furtherance thereof, and against (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of or involving Data Domain or any of its subsidiaries, (B) any sale, lease or transfer of any significant part of the assets of Data Domain or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Data Domain or any of its subsidiaries, (D) any material change in the capitalization of Data Domain or any of its subsidiaries, or (E) any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to certain representatives of NetApp granting such NetApp representatives the right to vote such shares as specified in clause (i). The Securityholders have entered into the Voting Agreements only in their capacities as Securityholders of Data Domain and may vote such shares on all other matters submitted to Data Domain’s stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i)

termination of the Merger Agreement and (ii) such date and time as the requisite merger approval has been obtained, unless terminated at an earlier date by written agreement of the parties thereto.
(c) Not applicable.
(d) It is anticipated that upon consummation of the First Step Merger, the officers and directors of Merger Sub One shall become the officers and directors of Data Domain (the surviving corporation in the First Step Merger), until their respective successors are duly elected or appointed and qualified, and that upon consummation of the Second Step Merger, the officers and directors of the interim surviving corporation shall become the officers and directors of Merger Sub Two (the surviving corporation in the Second Step Merger) .
(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(f) Not applicable.
(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Data Domain shall be amended and restated in their entirety in accordance with the terms of Section 2.5 of the Merger Agreement.
(h) — (i) If the Merger is consummated as planned, Data Domain common stock will cease to be quoted on The NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Not applicable.
Item 5. Interest in Securities of the Issuer.
(a) — (b) As a result of the Voting Agreements, NetApp may be deemed to be the beneficial owner of 18,303,018 shares of Data Domain common stock. This number of shares represents approximately 29.8% of the issued and outstanding shares of Data Domain common stock based on the number of shares outstanding as of April 30, 2009. NetApp disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by NetApp as to the beneficial ownership of such shares. To NetApp’s knowledge, no shares of Data Domain common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b) NetApp may be deemed to have shared voting power of the 18,303,018 shares of Data Domain common stock held by the Securityholders due to NetApp’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies granted thereunder). However, NetApp does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Data Domain stockholder with respect to such shares. Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To NetApp’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To NetApp’s knowledge, except as noted on Schedule B each of the individuals identified on Schedule B is a citizen of the United States.
(c) To NetApp’s knowledge, no transactions in Data Domain common stock have been effected during the past sixty days by any person named pursuant to Item 2.
(d) To NetApp’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Data Domain common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options, or vesting of restricted stock units or shares of unvested common stock. The number of shares that NetApp may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, includes the shares issuable upon the exercise of stock options or vesting of restricted stock units or shares of unvested common stock held by the parties to the Voting Agreements, and NetApp disclaims beneficial ownership of all such shares.
Item 7. Materials to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit
No.	Title
1
Agreement and Plan of Merger dated as of May 20, 2009 by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on May 21, 2009).

2
Form of Voting Agreement by and between NetApp, Inc. and certain securityholders of Data Domain, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on May 21, 2009).

3
Amendment No. 1 to Agreement and Plan of Merger, dated as of June 3, 2009, by and among NetApp, Inc. and Data Domain, Inc., Kentucky Merger Sub One Corporation, and Derby Merger Sub Two LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on June 3, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009	NETAPP, INC.
	By:	/s/ Andrew Kryder
Andrew Kryder
Secretary, General Counsel, and Senior Vice President, Legal and Tax

Schedule A
Directors and Executive Officers of NetApp, Inc.
     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NetApp, Inc. The business address of each person is c/o NetApp, Inc., 495 East Java Drive, Sunnyvale, California 94089.
Board of Directors

Name	Principal Occupation
Daniel J. Warmenhoven	Chief Executive Officer & Chairman of NetApp
Thomas Georgens	President & Chief Operating Officer of NetApp
Donald T. Valentine	General Partner of Sequoia Capital
Alan Earhart	Independent Consultant, retired partner of PricewaterhouseCoopers
Carol A. Bartz	President & Chief Executive Officer of Yahoo! Inc.
Nicholas G. Moore	Former Global Chairman of PricewaterhouseCoopers
Mark Leslie	Managing Director of Leslie Ventures
Robert T. Wall	Founder & President of On Point Developments, LLC
George T. Shaheen	Chairman & Chief Executive Officer of Entity Labs
Jeffrey R. Allen	Former Executive Vice President of Business Operations of NetApp
Edward Kozel	Managing Member of Open Range LLC
Executive Officers

Name	Title
Daniel J. Warmenhoven	Chief Executive Officer & Chairman
Thomas Georgens	President & Chief Operating Officer
Steven J. Gomo	Executive Vice President & Chief Financial Officer
Thomas F. Mendoza	Vice Chairman
Robert E. Salmon	Executive Vice President, Field Operations

Schedule B
Parties to Voting Agreements with NetApp, Inc.
     The following table sets forth the name and principal occupation or employment, if applicable, of each securityholder of Data Domain and their affiliates that has entered into a Voting Agreement with NetApp in connection with the Merger Agreement. Except as otherwise indicated below, the business address of each person set forth on this Schedule B is c/o Data Domain, Inc., 2421 Mission College Blvd., Santa Clara, California 95054.
Directors and Executive Officers of Data Domain

Name	Principal Occupation or Title
Ronald D. Bernal	Partner of Sequel Venture Partners
Aneel Bhusri	Partner of Greylock Partners
Ronald E.F. Codd	Independent business consultant
Reed E. Hundt	Principal of Charles Ross Partners, LLC
Kai Li	Chief Scientist of Data Domain, Professor at Princeton University
Jeffrey A. Miller	President & Chief Executive Officer of JAMM Ventures
Scott D. Sandell	General Partner of New Enterprise Associates
Frank Slootman	President & Chief Executive Officer of Data Domain
Michael P. Scarpelli*	Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Data Domain
Daniel R. McGee	Senior Vice President of Engineering of Data Domain
David L. Schneider	Senior Vice President of Worldwide Sales of Data Domain
Nick Bacica	Senior Vice President of Operations of Data Domain

* Citizen of Canada
     The following table sets forth the aggregate number of shares of Data Domain common stock held as of May 20, 2009 by each securityholder of Data Domain that has entered into a Voting Agreement with NetApp in connection with the Merger Agreement.* The information regarding the beneficial ownership of parties below is derived from the Voting Agreements and public filings. For purposes of this table, all stock options, restricted stock units and restricted stock are treated as fully vested and outstanding.

					Common
					Stock Issuable
	Shares of		Shares of	Options to	upon	Total
	Common		Restricted	Purchase	Settlement of	Beneficial
	Stock Directly		Common	Common	Restricted	Ownership of
Name	or Indirectly		Stock	Stock	Stock Units	Shares

Entities affiliated with New Enterprise Associates	9,669,346	(1)	—	—	—	9,669,346
Entities affiliated with Greylock Partners	1,956,296	(2)	—	—	—	1,956,296
Ronald D. Bernal	151,616	(3)	—	115,000	—	266,616
Aneel Bhusri	382,749		—	115,000	—	497,749
Ronald E.F. Codd	110,000	(4)	—	115,000	—	225,000
Reed E. Hundt	30,761	(5)	—	195,000	—	225,761
Kai Li	615,459		94,497	215,000	—	924,956
Jeffrey A. Miller	155,696	(6)	75,000 (7)	15,000	—	245,696
Scott D. Sandell	—		—	115,000	—	115,000
Frank Slootman	1,602		—	2,364,990	50,000	2,416,592
Michael P. Scarpelli	137,554		—	449,596	25,000	612,150
Daniel R. McGee	2,006		—	394,984	20,000	416,990
David L. Schneider	211,639	(8)	—	315,893	23,334	550,866
Nick Bacica	—		—	160,000	20,000	180,000

Total	13,424,724					18,303,018

(1)	Represents 9,647,459 shares held by New Enterprise Associates 10, L.P. (“NEA 10”) and 21,887 shares held by NEA Partners 10, L.P. (“NEA Partners 10”). The principal business address of each of NEA 10 and NEA Partners 10 is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202.

(2)	Represents 1,712,529 shares held by Greylock XI Limited Partnership, 47,819 shares held by Greylock XI-A Limited Partnership, and 195,948 shares held by Greylock XI Principals LLC.

(3)	Represents 125,966 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 and 25,650 shares held by Wells Fargo Bank, Trustee of SHV Profit Sharing Plan FBO Ronald D. Bernal.

(4)	Represents 100,000 shares held by Ronald E. F. Codd and 10,000 shares held by The Codd Revocable Trust Dated 3/06/98, Ronald E. and Susan T. Codd, Trustees.

(5)	Represents 30,000 shares held by Reed E. Hundt and 761 shares held by the Charles Ross Partners Investment Fund Number 29.

(6)	Represents 74,600 shares held by the J. Miller 2007 Grantor Retained Annuity Trust, 74,600 shares held by the K. Miller 2007 Grantor Retained Annuity Trust, and 6,496 shares held by the Miller Living Trust.

(7)	Represents 37,500 restricted shares held by the J. Miller 2007 Grantor Retained Annuity Trust and 37,500 restricted shares held by the K. Miller 2007 Grantor Retained Annuity Trust.

(8)	Represents 49,366 shares of common stock held by David Schneider and 162,273 shares of common stock held by the Schneider 2001 Living Trust, David & Barbara Schneider Trustees, August 31, 2001.

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of Data Domain common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options and vesting of restricted stock units and unvested common stock.

EXHIBIT INDEX

Exhibit
No.	Title
1
Agreement and Plan of Merger dated as of May 20, 2009 by and among NetApp, Inc., Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and Data Domain, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on May 21, 2009).

2
Form of Voting Agreement by and between NetApp, Inc. and certain securityholders of Data Domain, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on May 21, 2009).

3
Amendment No. 1 to Agreement and Plan of Merger, dated as of June 3, 2009, by and among NetApp, Inc. and Data Domain, Inc., Kentucky Merger Sub One Corporation, and Derby Merger Sub Two LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 0-27130) filed by NetApp, Inc. on June 3, 2009).